Wyrick Robbins Yates & Ponton LLP ATTORNEYS AT LAW 4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607 PO Drawer 17803, Raleigh, NC 27619 P: 919.781.4000 F: 919.781.4865 www.wyrick.com

December 12, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Dorrie Yale

Ms. Irene Paik

Division of Corporation Finance

Office of Healthcare & Insurance

Re:	Eyenovia, Inc.

Draft Registration Statement on Form S-1

Filed November 21, 2018

File No. 377-02385

Ladies and Gentlemen:

We write this letter on behalf of our client Eyenovia, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated December 4, 2018. For ease of review, we have set forth below in italics each of the numbered comments of the Staff’s letter and have followed each comment with the Company’s response thereto.

Draft Registration Statement on Form S-1

Cover Page

1.	Please revise your prospectus to disclose the number of shares of common stock being offered. For guidance, please refer to Rule 430A and Compliance and Disclosure Interpretations, Securities Act Rules, Question 227.02.

We acknowledge the Staff’s comment and have updated the prospectus to disclose the number of shares of common stock being offered.

U.S. Securities and Exchange Commission December 12, 2018 Page 2

Description of Securities, page 19

2.	We note that your certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on your behalf. Please revise this section to include disclosure regarding this provision. Your disclosure should include a discussion regarding whether your exclusive forum provision applies to actions arising under the federal securities laws. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

We acknowledge the Staff’s comment and have updated the disclosure on page 19 of the prospectus. The exclusive forum provisions contained in our certificate of incorporation only apply to “to the fullest extent permitted by law,” as provided in Article X. Accordingly, the provisions do not designate the Court of Chancery as the exclusive forum for any derivative action or other claim for which the applicable statute creates exclusive jurisdiction in another forum, such as the Exchange Act and the Securities Act. We have updated the disclosure on page 19 of the prospectus to expressly reference this fact.

* * * * *

The Company respectfully submits that the foregoing is appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ S. Halle Vakani
S. Halle Vakani

cc:	Tsontcho Ianchulev, Chief Executive Officer, Eyenovia, Inc.